UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
 FORM 11-K
 ______________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 1-14379
__________________________________________

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION
201 East Fourth Street
Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Convergys Employee Benefits Committee of the Convergys Corporation
Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Convergys Corporation Retirement and Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principle.

The supplemental schedules of assets (held at end of year) as of December 31, 2016 and delinquent participant contributions for the year ended December 31, 2016, together referred to as supplemental information, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moore, Colson & Company, P.C.
Marietta, Georgia
June 27, 2017

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments at fair value	$437,634,408	$423,823,684
Investment at contract value	—	1,847,195

Receivables:
Participant contributions	599,219	579,883
Employer contributions	269,903	271,400
Notes receivable from participants	7,278,145	7,691,497
Other assets	—	3,367
Net assets available for benefits	$445,781,675	$434,217,026

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2016	2015
Additions:
Participant contributions	$15,554,376	$15,744,810
Employer contributions	7,351,784	7,412,274
Rollover contributions	1,321,416	1,303,507
Dividend, interest, and other income	9,832,567	11,472,292
Other contributions	—	1,607,492
Net appreciation in fair market value of investments	22,328,545	—
Interest income on notes receivable from participants	326,104	318,967
Total additions	56,714,792	37,859,342

Deductions:
Benefits paid to participants	44,416,828	47,929,181
Administrative expenses	733,315	464,619
Net depreciation in fair market value of investments	—	7,109,623
Total deductions	45,150,143	55,503,423

Transfer from another qualified plan	—	19,167,269

Net increase	11,564,649	1,523,188
Net assets available for benefits at beginning of year	434,217,026	432,693,838
Net assets available for benefits at end of year	$445,781,675	$434,217,026

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions. Convergys Corporation (the Company) is the Plan Sponsor.
General
The Plan is a defined contribution plan available to all eligible employees who are twenty-one years of age or older of Convergys and related companies (a Participating Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Convergys Employee Benefits Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company (FMTC) is the trustee of and recordkeeper for the Plan.
Plan Mergers and Transfers
Effective January 1, 2015, certain participant accounts formerly held under the SGS Holdings, Inc. 401(k) Plan were merged into the Plan. As a result of this transaction, $19,167,269 of investment assets and participant loans were transferred to the Plan and are included within the “Transfer from another qualified plan” caption of the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

Contributions
Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the Plan and set by the Committee. Participants may also rollover qualified distributions from other defined benefit or defined contribution plans. Each participant has the discretion to invest their contributions in a variety of mutual funds and common/collective trusts offered under the standard investment plan and can change their investment elections on a daily basis. Participants also have the option to create a self-directed brokerage account and invest their contributions in securities not offered under the standard investment plan. The self-directed brokerage account allows Plan participants to invest in a wide array of securities, mainly registered investment companies and common stock, beyond those offered under the standard plan offering. Effective January 1, 2014, Convergys contributes an employer match equal to 100% of the first 3% and 50% of the next 2% of eligible compensation deferred by the participant, provided that the participant has completed at least 1,000 hours of service during the 12-month period beginning on the date of first employment by Convergys. The matching contributions are invested in the same manner as participant contributions and are designed to comply with the safe harbor design under Section 401(K)(12) of the Internal Revenue Code (the Code or the IRC).
Participants age 50 and older (and those who will turn age 50 by December 31 of a given plan year) may take advantage of catch up contributions under the Code by saving an additional 1% to 50% of pay, subject to Code limits.
During 2015, corrective contributions of $1,607,492 were made on behalf of participants and are included within the “Other contributions” caption of the accompanying Statement of Changes in Net Assets for Benefits for the year ended December 31, 2015. These contributions represent market value adjustments.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the matching Participating Company contributions and allocations of Plan earnings and administrative expenses. Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as set forth in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Certain costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the matching Participating Company contribution portion of their accounts plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years, unless the participant ceases to be an employee of a Participating Company, at which point any outstanding loan becomes immediately due and payable.
Payment of Benefits
Distribution of a participant’s vested account balance is made in one lump-sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability, or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.
Company Stock Fund
The Plan invests in common shares of the Company through its Convergys Corporation Shares Fund. The Company has implemented a dividend pass through election for its participants.
Each participant is entitled to exercise voting rights attributable to the shares Convergys allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same rights in the event of a tender or exchange offer.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)
Payment of Benefits
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully-Benefit Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient.” This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. The Company adopted Parts I and II of this ASU on January 1, 2016. Accordingly, the amendments were retrospectively applied resulting in the fully benefit-responsive investment being reported at contract value in the accompanying financial statements and certain disclosures no longer required under the new standard were removed. Part III is not applicable to this Plan.
In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent).” This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015; however, early adoption is permitted. The amendments must be applied retrospectively to all periods presented. The Company retrospectively adopted this ASU on January 1, 2016. As a result of the adoption, common/collective trusts valued using net asset value as a practical expedient are no longer categorized in the fair value hierarchy table in Note 3.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and the trustee. See Note 3 for further discussion and disclosures related to the fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value includes the Plan’s gains (losses) on investments bought and sold, as well as held during the year.
3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

◦	Quoted prices for similar assets and liabilities in active markets

◦	Quoted prices for identical or similar assets or liabilities in markets that are not active

◦	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include managements own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methods used for assets measured at fair value. There have been no significant changes in methodologies used at December 31, 2016, as compared to December 31, 2015.

•	Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•
Self-directed brokerage accounts: The self-directed brokerage account allows participants to invest in a wide array of securities. Participants can invest their plan assets in individual securities such as mutual funds, individual stocks and debt securities. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•	Interest-bearing cash: The carrying value approximates fair value.

•
Common stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Common/collective trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on active markets, and valued at the closing price reported on the active market on which those individual securities are traded. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2016
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered Investment Companies	$286,531,065	$—	$—	$286,531,065
Self-Directed Brokerage Accounts	22,830,485	—	—	22,830,485
Interest-Bearing Cash	16,711	—	—	16,711
Common Stock of the Company	21,029,313	—	—	21,029,313
Common Stock	840,321	—	—	840,321
Total Assets in the Fair Value Hierarchy	$331,247,895	$—	$—	$331,247,895
Common Collective Trusts Measured at Net Asset Value				$106,386,513
Total Investments at Fair Value				$437,634,408

	2015
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered Investment Companies	$279,094,723	$—	$—	$279,094,723
Self-Directed Brokerage Accounts	20,840,527	—	—	20,840,527
Interest-Bearing Cash	16,870	—	—	16,870
Common Stock of the Company	23,624,829	—	—	23,624,829
Common Stock	779,299	—	—	779,299
Total Investments	$324,356,248	$—	$—	$324,356,248
Common Collective Trusts Measured at Net Asset Value				$99,467,436
Total Investments at Fair Value				$423,823,684

The following tables summarize investment measured at fair value based on NAV per share:

	December 31, 2016	December 31, 2015	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
	Fair Value	Fair Value
Common Collective Trusts	106,386,513	99,467,436	N/A	Daily	N/A

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Investment Contract with Insurance Company

As of December 31, 2015 the Plan held a group annuity contract with Great-West Life & Annuity Insurance Company. The group annuity contract, Key Guaranteed Portfolio Fund, is a fixed account that is part of the general account of Great-West Life & Annuity Insurance Company. The methodology for calculating the interest credit rate is based on the earnings of the underlying assets in the entire medium long-term new portfolio compared to the minimum interest crediting rate (which will never be less than 0% as stated in the contract), and prevailing market conditions. Interest crediting rate is reset quarterly. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statements of net assets available for benefits at contract value. Contract value, as reported to the Plan by Great-West Life & Annuity Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events could limit the ability of the Plan to transact at contract value with participants. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.
Effective May 15, 2015, the Plan terminated the group annuity contract. Great-West Life & Annuity Insurance Company exercised its right to defer payment of the amount for 12 months. All future contributions and distributions to and from the Key Guaranteed Portfolio Fund were suspended at that time. The fund was liquidated at contract value in May 2016 and the assets were transferred into other investment options.

5. Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Investments, a related company to FMTC. FMTC is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by the Company. The Plan holds common shares of the Company. Party-in-interest transactions also include loans made to participants.
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 18, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Plan Termination
Although Convergys has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue matching contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participant’s accounts will be distributed per the terms of the Plan.
9. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$445,781,675	$434,217,026
Amounts allocated to withdrawn participants	—	(67,718)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	—	186,596
Net assets available for benefits per Form 5500	$445,781,675	$434,335,904
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2016:

Benefits paid to participants per the financial statements	$44,416,828
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2015	67,718
Benefits paid to participants per the Form 5500	$44,349,110
Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2016:

Total additions per the financial statements	$56,714,792
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract at December 31, 2015	186,596
Total income per the Form 5500	$56,528,196

Supplemental Schedules

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4a - Schedule of Delinquent
Participant Contributions

Year Ended December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
Check here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Payroll period 07/10/2015, remitted 07/22/2015	$—	$541,105	$—	$—
Payroll period 09/18/2015, remitted 10/02/2015	—	18,675	—	—
Payroll period 12/24/2015, remitted 04/28/2016	—	4,093	—	—
Payroll period 12/24/2015, remitted 06/02/2016	—	23,578	—	—
	$—	$587,451	$—	$—

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2016

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost (1)	Current Value

	Common Stock
*	Convergys Corporation Shares Fund	856,174	shares		$21,027,623
	Cincinnati Bell Shares Fund	37,549	shares		839,219
	Stock Purchase Account				2,792
					21,869,634
	Interest-Bearing Cash
*	Fidelity Cash Reserve Fund	16,711	shares		16,711

	Registered Investment Companies
	Vanguard Target Retirement 2010 Fund	121,406	shares		2,453,606
	Vanguard Target Retirement 2015 Fund	248,294	shares		5,003,126
	Vanguard Target Retirement 2020 Fund	667,716	shares		13,447,792
	Vanguard Target Retirement 2025 Fund	936,098	shares		18,824,937
	Vanguard Target Retirement 2030 Fund	1,190,896	shares		23,877,458
	Vanguard Target Retirement 2035 Fund	939,641	shares		18,792,822
	Vanguard Target Retirement 2040 Fund	709,967	shares		14,156,748
	Vanguard Target Retirement 2045 Fund	450,677	shares		9,000,022
	Vanguard Target Retirement 2050 Fund	258,651	shares		5,167,843
	Vanguard Target Retirement 2055 Fund	135,349	shares		2,708,324
	Vanguard Target Retirement 2060 Fund	21,487	shares		429,524
	Vanguard Target Retirement Income	113,360	shares		2,293,272
*	Fidelity Growth Company Fund Class K	314,136	shares		42,920,416
*	Fidelity High Income Fund	941,389	shares		8,199,494
	Metropolitan Total Return Bond I	1,854,615	shares		19,529,100
	Victory Integrity Small-Cap Value Fund Class R6	223,667	shares		8,640,263
	Goldman Sachs Mid Cap Fund	453,489	shares		16,815,366

	MassMutual Select Mid Cap Growth Equity II Fund I	1,030,252	shares	18,915,435
	Eagle Small-Cap Growth Fund R6	165,828	shares	9,165,295
	MFS Value R6	671,919	shares	24,222,662
	AF Europac Growth R6	487,734	shares	21,967,560
				286,531,065
	Common/Collective Trust Funds
*	Fidelity Managed Income Portfolio II	27,083,153	units	27,083,153
	NTGI COLL EAFE Index	12,414	units	1,644,061
	NTGI RUS 2000 Equity Index	17,067	units	3,776,707
	NTGI AGGR Bond Index	19,188	units	2,325,034
	NT COLL SP 500 Index	287,209	units	69,269,055
	NT SP MC 400 Index	9,587	units	2,288,503
				106,386,513
	Other Investments
	Participant Self-Directed Brokerage Accounts			22,830,485

	Total Investments at Fair Value			437,634,408

	Loans
*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 10.50%		7,278,145

	Total			$444,912,553

*Indicates parties-in-interest to the Plan.
(1) Cost information not required as investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Taylor C. Greenwald
Taylor C. Greenwald
Senior Vice President and Controller
Convergys Corporation

June 27, 2017

EXHIBIT INDEX

Exhibit No.

23.1        Consent of Independent Registered Public Accounting Firm